June 16, 2021
VIA EDGAR
U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Life Sciences
100 F Street, N.E.
Washington, DC 20549-3720
Attention:      Julie Sherman
Al Pavot
Tom Kluck
Celeste Murphy
Re: Codex DNA, Inc.
Registration Statement on Form S-1
(File No. 333-256644)
Acceleration Request
Requested Date: June 17, 2021
Requested Time: 4:00 PM ET
Ladies and Gentlemen:
Pursuant to Rule 461 under the Securities Act of 1933, as amended, Codex DNA, Inc. (the “Company”) hereby requests that the above-referenced Registration Statement on Form S-1 (File No. 333-256644) (the “Registration Statement”) be declared effective at the “Requested Date” and “Requested Time” set forth above, or as soon thereafter as practicable, or at such later time as the Company or its counsel may orally request via telephone call to the staff (the “Staff”) of the Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”). Once the Registration Statement has been declared effective, please orally confirm that event with our counsel, Wilson Sonsini Goodrich & Rosati, P.C., by calling Philip H. Oettinger at (650) 565-3564 or Jesse Schumaker at (650) 849-3085.
The Company understands that the Staff will consider this request as confirmation by the Company of its awareness of its responsibilities under the federal securities laws as they relate to the offering of the securities covered by the Registration Statements.
[Signature page follows]

Securities and Exchange Commission
June 16, 2021

Sincerely,

CODEX DNA, INC.

/s/ Todd Nelson

Todd Nelson
Chief Executive Officer
Enclosures
cc:          Jennifer McNealey, Codex DNA, Inc.
Philip Oettinger, Wilson Sonsini Goodrich & Rosati, P.C.
Jesse Schumaker, Wilson Sonsini Goodrich & Rosati, P.C.
Donald Murray, Covington & Burling LLP